

Mail Stop 3010

April 13, 2010

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re:** **Raymond James Financial, Inc.**
> **Form 10-K for Year Ended September 30, 2009**
> **Form 10-Q for Quarter Ended December 31, 2009**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your response letter dated March 16, 2010, and have the following additional comments.

Form 10-K

Item 3. Legal Proceedings, page 22

1.   We note your response to comment 2 of our letter dated March 4, 2010. In response to our comment, you state that you will consider adding language regarding your alternatives. Please confirm that you will clarify in your disclosure why you believe you do not currently have the capacity to repurchase all or a significant portion of the outstanding ARS. Further, please confirm that you will add disclosure here and in your Liquidity section regarding how you will fund repurchases if you are required to do so.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Sources of Liquidity, page 44

Borrowings and Financing Arrangements, page 45

2.   We understand that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings. For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing

the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stacie Gorman, Attorney, at (202) 551-3585, Karen Garnett, Assistant Director, at (202) 551-3785, Yolanda Crittendon, Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief